Exhibit 99.2

BUZZFEED, INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands, except share amounts)

	September 30, 2021	December 31, 2020
Assets
Current assets
Cash and cash equivalents	$145,597	$90,626
Accounts receivable (net of allowance for doubtful accounts of $699 and $1,387 as of September 30, 2021 and December 31, 2020)	77,351	106,251
Prepaid and other current assets	23,851	11,644
Total current assets	246,799	208,521
Restricted cash	-	15,500
Property and equipment, net	22,875	25,545
Capitalized software costs, net	16,586	16,560
Intangible assets, net	19,139	1,368
Goodwill	5,927	-
Prepaid and other assets	18,506	11,698
Total assets	$329,832	$279,192

Liabilities and Equity
Current liabilities
Accounts payable	$12,587	$8,413
Accrued expenses	20,188	20,638
Deferred rent	4,252	3,903
Deferred revenue	1,503	2,432
Accrued compensation	23,749	19,724
Other current liabilities	1,312	2,118
Total current liabilities	63,591	57,228
Deferred rent	13,634	18,053
Debt	19,504	20,396
Other liabilities	3,781	1,633
Total liabilities	100,510	97,310

Commitments and contingencies

Series A, convertible preferred stock, $0.001 par value; 3,500,000 shares authorized; 3,500,000 shares issued and outstanding at September 30, 2021 and December 31, 2020	3,001	3,001
Series A-1, convertible preferred stock, $0.001 par value; 3,800,515 shares authorized; 3,800,515 shares issued and outstanding at September 30, 2021 and December 31, 2020	4	4
Series B, convertible preferred stock, $0.001 par value; 4,401,242 shares authorized; 4,401,242 shares issued and outstanding at September 30, 2021 and December 31, 2020	7,904	7,904
Series C, convertible preferred stock, $0.001 par value; 5,024,637 shares authorized; 5,024,637 shares issued and outstanding at September 30, 2021 and December 31, 2020	15,434	15,434
Series D, convertible preferred stock, $0.001 par value; 2,412,718 shares authorized; 2,412,718 shares issued and outstanding at September 30, 2021 and December 31, 2020	19,311	19,311
Series E, convertible preferred stock, $0.001 par value; 1,605,982 shares authorized; 1,605,982 shares issued and outstanding at September 30, 2021 and December 31, 2020	49,646	49,646
Series F, convertible preferred stock, $0.001 par value; 4,440,498 shares authorized; 4,440,498 shares issued and outstanding at September 30, 2021 and December 31, 2020	199,856	199,856
Series G, convertible preferred stock, $0.001 par value; 4,440,498 shares authorized; 4,440,498 shares issued and outstanding at September 30, 2021 and December 31, 2020	199,681	199,681
Redeemable noncontrolling interest	1,570	848

Stockholders' deficit

Class A Common stock, $0.0001 par value. 500,000,000 shares authorized; 12,803,162 shares and 5,034,459 shares issued and outstanding at September 30, 2021 and December 31, 2020	1	1
Class B Common stock, $0.0001 par value. 500,000,000 shares authorized; 27,391,338 and 34,362,554 shares issued at September 30, 2021 and December 31, 2020 27,143,111 and 34,114,327 shares outstanding at September 30, 2021 and December 31, 2020	3	3
Class C Common stock, $0.0001 par value. 25,000,000 shares authorized; 21,170,037 and nil shares issued and outstanding at September 30, 2021 and December 31, 2020	2	-
Additional paid-in capital	97,683	37,190
Accumulated other comprehensive loss	(3,098)	(3,359)
Accumulated deficit	(362,553)	(346,818)
Treasury stock, 248,227 shares of Class B common stock at September 30, 2021 and December 31, 2020, respectively	(820)	(820)
Total BuzzFeed, Inc. stockholders' deficit	(268,782)	(313,803)
Noncontrolling interests	1,697	-
Total stockholders' deficit	(267,085)	(313,803)
Total liabilities and equity	$329,832	$279,192

See accompanying notes to the unaudited condensed consolidated financial statements.

BUZZFEED, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share amounts)

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
Revenue	$90,096	$75,243	$251,848	$198,297

Costs and Expenses
Cost of revenue, excluding depreciation and amortization	48,837	33,390	135,903	93,702
Sales and marketing	11,218	11,995	34,170	39,063
General and administrative	19,829	22,305	65,274	61,304
Research and development	5,686	5,079	19,285	13,084
Depreciation and amortization	5,407	4,358	15,033	13,508
Total costs and expenses	90,977	77,127	269,665	220,661
Loss from operations	(881)	(1,884)	(17,817)	(22,364)
Other (expense) income, net	(2,442)	(258)	(2,278)	426
Loss on disposition of subsidiary	(612)	-	(612)	-
Loss before income taxes	(3,935)	(2,142)	(20,707)	(21,938)
Income tax provision (benefit)	(353)	(12)	(5,011)	(797)
Net loss	(3,582)	(2,130)	(15,696)	(21,141)
Net income attributable to the redeemable noncontrolling interest	67	62	212	768
Net income attributable to noncontrolling interests	137	-	(173)	-
Net loss attributable to BuzzFeed, Inc.	$(3,786)	$(2,192)	$(15,735)	$(21,909)
Net loss available to holders of Class A, Class B, and Class C common stock	$(3,786)	$(2,192)	$(15,735)	$(21,909)
Net loss per Class A, Class B, and Class C common share – basic and diluted	$(0.06)	$(0.06)	$(0.28)	$(0.56)
Basic and diluted weighted average common shares outstanding	60,840	39,043	57,072	39,009

See accompanying notes to the unaudited condensed consolidated financial statements.

BUZZFEED, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(In thousands)

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
Net loss	$(3,582)	$(2,130)	$(15,696)	$(21,141)
Other comprehensive income (loss)
Foreign currency translation adjustment	485	990	262	(2,838)
Other comprehensive income (loss)	485	990	262	(2,838)
Comprehensive loss	(3,097)	(1,140)	(15,434)	(23,979)
Comprehensive income attributable to the redeemable noncontrolling interest	67	62	212	768
Comprehensive income attributable to noncontrolling interests	137	-	(173)	-
Comprehensive loss attributable to BuzzFeed, Inc.	$(3,301)	$(1,202)	$(15,473)	$(24,747)

See accompanying notes to the unaudited condensed consolidated financial statements.

BUZZFEED, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ DEFICIT

(In thousands)

	Nine Months Ended September 30, 2021
	Common Stock – Class A		Common Stock – Class B		Common Stock – Class C		Additional	Accumulated	Treasury	Accumulated other comprehensive	Total BuzzFeed, Inc. stockholders’	Noncontrolling	Total stockholders’
	Shares	Amount	Shares	Amount	Shares	Amount	paid-in capital	Deficit	Stock	income (loss)	deficit	interests	deficit
Balance at January 1, 2021	5,034	$1	34,114	$3	-	$-	$37,190	$(346,818)	$(820)	$(3,359)	$(313,803)	$-	$(313,803)
Net loss	-	-	-	-	-	-	-	(11,367)	-	-	(11,367)	(18)	(11,385)
Issuance of common stock	-	-	-	-	12,545	1	34,999	-	-	-	35,000	-	35,000
HuffPost Acquisition	-	-	-	-	8,625	1	24,063	-	-	-	24,064	2,122	26,186
Stock-based compensation	-	-	-	-	-	-	138	-	-	-	138	-	138
Issuance of common stock upon exercise of stock options	19	-	161	-	-	-	142	-	-	-	142	-	142
Other comprehensive loss	-	-	-	-	-	-	-	-	-	(329)	(329)	-	(329)
Balance at March 31, 2021	5,053	$1	34,275	$3	21,170	$2	$96,532	$(358,185)	$(820)	$(3,688)	$(266,155)	$2,104	$(264,051)
Net loss	-	-	-	-	-	-	-	(582)	-	-	(582)	(292)	(874)
Stock-based compensation	-	-	-	-	-	-	209	-	-	-	209	-	209
Issuance of common stock upon exercise of stock options	29	-	180	-	-	-	145	-	-	-	145	-	145
Merger of BuzzFeed Japan and HuffPost Japan	-	-	-	-	-	-	-	-	-	-	-	(510)	(510)
Other comprehensive loss	-	-	-	-	-	-	-	-	-	105	105	-	105
Balance at June 30, 2021	5,082	$1	34,455	$3	21,170	$2	$96,886	$(358,767)	$(820)	$(3,583)	$(266,278)	$1,302	$(264,976)
Net loss		-	-	-	-	-	-	(3,786)			(3,786)	137	(3,649)
Stock-based compensation		-	-	-	-	-	503	-	-	-	503		503
Issuance of common stock upon exercise of stock options	43	-	366	-	-	-	294	-	-	-	294		294
Disposition of subsidiary	-	-	-	-	-	-	-	-	-	-	-	258	258
Conversion of shares	7,678	-	(7,678)	-	-	-	-	-	-	-	-	-	-
Other comprehensive loss	-	-	-	-	-	-	-	-	-	485	485	-	485
Balance at September 30, 2021	12,803	$1	27,143	$3	21,170	$2	$97,683	$(362,553)	$(820)	$(3,098)	$(268,782)	$1,697	$(267,085)

	Nine Months Ended September 30, 2020
	Common Stock – Class A		Common Stock – Class B		Additional	Accumulated	Treasury	Accumulated other comprehensive	Total stockholders’
	Shares	Amount	Shares	Amount	paid-in capital	Deficit	Stock	income (loss)	deficit
Balance at January 1, 2020	5,014	$1	33,904	$3	$35,842	$(357,154)	$(820)	$(1,243)	$(323,371)
Net loss	-	-	-	-	-	(13,624)	-	-	(13,624)
Stock-based compensation	-	-	-	-	390	-	-	-	390
Issuance of common stock upon exercise of stock options	3	-	53	-	38	-	-	-	38
Other comprehensive loss	-	-	-	-	-	-	-	(3,805)	(3,805)
Balance at March 31, 2020	5,017	$1	33,957	$3	$36,270	$(370,778)	$(820)	$(5,048)	$(340,372)
Net loss	-	-	-	-	-	(6,093)	-	-	(6,093)
Stock-based compensation	-	-	-	-	384	-	-	-	384
Issuance of common stock upon exercise of stock options	5	-	20	-	14	-	-	-	14
Other comprehensive loss	-	-	-	-	-	-	-	(23)	(23)
Balance at June 30, 2020	5,022	$1	33,977	$3	$36,668	$(376,871)	$(820)	$(5,071)	$(346,090)
Net loss	-	-	-	-	-	(2,192)	-	-	(2,192)
Stock-based compensation	-	-	-	-	327	-	-	-	327
Issuance of common stock upon exercise of stock options	3	-	105	-	44	-	-	-	44
Other comprehensive loss	-	-	-	-	-	-	-	990	990
Balance at September 30, 2020	5,025	$1	34,082	$3	$37,039	$(379,063)	$(820)	$(4,081)	$(346,921)

See accompanying notes to the unaudited condensed consolidated financial statements.

BUZZFEED, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Nine months ended September 30,
	2021	2020
Operating activities:
Net loss	$(15,696)	$(21,141)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	15,033	13,508
Unrealized loss on foreign currency	1,127	(1,471)
Stock based compensation	850	988
Deferred income tax	(4,336)	(94)
Loss on disposition of subsidiary	612	-
Loss on disposition of assets	220	250
Unrealized gain on investment	-	(500)
Provision for doubtful accounts	(687)	350
Changes in operating assets and liabilities:
Accounts receivable	32,245	33,483
Prepaid expenses and other current assets and prepaid expenses and other assets	(17,070)	4,723
Accounts payable	1,779	(1,731)
Deferred rent	(2,004)	(1,361)
Accrued compensation	1,494	4,353
Accrued expenses and other liabilities	(1,818)	(6,394)
Deferred revenue	(851)	2,869
Cash provided by operating activities	10,898	27,832

Investing activities:
Capital expenditures	(1,789)	(3,755)
Capitalization of internal-use software	(7,587)	(7,987)
Cash from acquired business, net	5,200	-
Cash of disposed subsidiary, less proceeds on disposition	(724)	-
Cash used in investing activities	(4,900)	(11,742)

Financing activities:
Proceeds from issuance of common stock	35,000	-
Proceeds from exercise of stock options	581	96
Payments on revolving credit facilities	(1,304)	-
Borrowings from secured borrowing facility	-	137,609
Repayments on secured borrowing facility	-	(120,511)
Cash provided by financing activities	34,277	17,194
Effect of currency translation on cash and cash equivalents	(804)	(632)
Net increase in cash, cash equivalents and restricted cash	39,471	32,652
Cash and cash equivalents and restricted cash at beginning of period	106,126	74,024
Cash and cash equivalents and restricted cash at end of period	$145,597	$106,676

Supplemental disclosure of cash flow information:
Cash paid for income taxes, net	$1,186	$177
Cash paid for interest	$666	$208
Non-cash investing and financing activities:
Accounts payable and accrued expenses related to property and equipment	$988	$112
Issuance of common stock for HuffPost Acquisition	$24,064	$-

See accompanying notes to the unaudited condensed consolidated financial statements.

BUZZFEED, INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	Description of the Business

BuzzFeed, Inc. was incorporated in Delaware on June 19, 2008. BuzzFeed, Inc. and subsidiaries (the “Company" or "BuzzFeed”) is a global media company with social, content-driven publishing technology. BuzzFeed provides breaking news, original reporting, entertainment, and video across its owned and operated and the social web to its global audience. The Company derives its revenue primarily from content, advertising and commerce sold to leading brands. The Company has one reportable segment.

As of the nine months ended September 30, 2021, the Company has cash and cash equivalents of $146 million and generated a cash inflow from operations of $11 million. While the Company became profitable in 2020, the Company has a history of net losses and incurred a loss during the nine months ended September 30, 2021, and has an accumulated deficit of $363 million as of September 30, 2021. The Company has cash available on hand and management believes its existing capital resources will be sufficient to support the Company’s operations and meet its obligations as they come due within one year from the date these condensed consolidated financial statements are issued.

In March 2020, the World Health Organization declared the viral strain of a coronavirus (“COVID-19”) a global pandemic and recommended containment and mitigation measures worldwide. The spread of COVID-19 and the resulting economic contraction has resulted in increased business uncertainty and an impact on revenue in the month of March and the second quarter of 2020, followed by a recovery in the third quarter of 2020. The Company continues to be impacted by significant uncertainty in the macroeconomic conditions which may cause business slowdowns, depress demand for our advertising business and adversely impact the Company’s operations. The consequences of a prolonged economic decline could include, but not limited to, reduced sales and increased instances of uncollectible customer receivables. The Company cannot reasonably estimate the length or severity of this pandemic, or the extent to which the disruption may materially impact on the financial results and condition of the Company.

Proposed Merger with 890 5th Avenue Partners

On March 27, 2021, BuzzFeed entered into an agreement to acquire 100% of the members’ interests of CM Partners, LLC (“Complex Networks”), a publisher of online media content targeting Millennial and Gen Z consumers (the “C Acquisition”). The closing of the C Acquisition is contingent on BuzzFeed merging with 890 5th Avenue Partners, Inc. (“890”), a special purpose acquisition company. BuzzFeed has provided a performance deposit of $5 million that will be forfeited in the event the C Acquisition is terminated. This performance deposit is included in prepaid and other current assets in the condensed consolidated balance sheet at September 30, 2021 and included within cashflows from operations in the condensed consolidated statement of cash flows for the nine months ended September 30, 2021. Consideration for Complex Networks will consist of approximately $200 million of cash and 10,000,000 shares of the post-merger company.

On June 24, 2021, BuzzFeed entered into an agreement and plan of merger (as amended on October 28, 2021, the “Merger Agreement”) by and among 890, Bolt Merger Sub I, Inc., a Delaware corporation and a wholly owned subsidiary of 890 (“Merger Sub I”), Bolt Merger Sub II, Inc., a Delaware corporation and a wholly owned subsidiary of 890 (“Merger Sub II”), and BuzzFeed. The Merger Agreement provides for, among other things, the following transactions at closing: Merger Sub I will merge with and into BuzzFeed, with BuzzFeed as the surviving company in the merger and, after giving effect to such merger, continuing as a wholly owned subsidiary of 890 (the “Merger”). Immediately following the Merger, BuzzFeed will merge with and into Merger Sub II (the “Second Merger”, together with the Merger the “Two-Step Merger”) with Merger Sub II being the surviving company of the Second Merger. The Two-Step Merger and the other transactions contemplated by the Merger Agreement, including the acquisition of Complex Networks by the surviving entity of the Two-Step Merger, are referred to as the “Business Combination”. Upon the consummation of the Business Combination, the new combined company will be renamed BuzzFeed, Inc. In connection with the Merger Agreement, Jonah Peretti, Jonah Peretti, LLC, NBCUniversal Media, LLC (“NBCU”) and PNC Bank National Association, entered into an escrow agreement (the “Escrow Agreement”) and BuzzFeed and NBCU entered into a commercial agreement (the “Commercial Agreement”).

BUZZFEED, INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The Escrow Agreement provides for, among other things, the escrow of 1,200,000 shares of New BuzzFeed Class A common stock or New BuzzFeed Class B common stock (the “Escrowed Shares”) exchangeable by Jonah Peretti, LLC in connection with the Two-Step Merger. Pursuant to the Escrow Agreement, in the event the Transfer Date SPAC Share Price (as defined in the Escrow Agreement) is less than $12.50 per share on the Transfer Date (as defined in the Escrow Agreement), Jonah Peretti, LLC and NBCU shall instruct the escrow agent to transfer (1) to NBCU a number of Escrowed Shares equal to the Make Whole Shares (as defined in the Escrow Agreement) and (2) to Mr. Peretti, the remainder of the Escrowed Shares, if any. If the Transfer Date SPAC Share Price is equal to or greater than $12.50 on the Transfer Date, Jonah Peretti, LLC and NBCU shall instruct the escrow agent to transfer all of the Escrowed Shares to Mr. Peretti. The Escrow Agreement is expected to be accounted for as a compensatory stock-based compensation award with a market condition. As there are no future service conditions, the fair value of the award (currently estimated at $5.6 million) is expected to be recognized as an expense upon closing of the Two-Step Merger. The $5.6 million estimated fair value was estimated using a model based on multiple stock price paths developed through the use of a Monte Carlo simulation that incorporates into the valuation the likelihood that the market condition will be satisfied.

Under the Commercial Agreement, which will become effective on the closing of the Two-Step Merger: (1) NBCU will continue to be entitled to marketing services on BuzzFeed platforms at certain discounted rates; (2) BuzzFeed will provide editorial promotion of at least $1.0 million in marketing value during each year of the term of the Commercial Agreement across BuzzFeed’s digital properties at no cost to NBCU, its affiliates and joint ventures and their respective brands; (3) BuzzFeed will provide licensed content to NBCU to be made available on an applicable NBCU entity streaming service under certain exclusivity terms during the remainder of the term of the Commercial Agreement; (4) NBCU shall be the exclusive sales representative for all BuzzFeed inventory, including HuffPost inventory, on Apple News, and BuzzFeed shall endeavor to spend at least $1.0 million during the first year of the term of the Commercial Agreement to promote any of its commerce initiatives; and (5) BuzzFeed will provide 200 million impressions per year of the term of the Commercial Agreement to drive traffic from BuzzFeed platforms and third-party social media platforms to NBCU news properties. The Commercial Agreement shall continue to be in effect for a period of three years, unless earlier terminated by either party in accordance with its terms and conditions, or until terminated by BuzzFeed as of the date that NBCU realized $400.0 million or more in value for the NBCU Base Shares (as defined in the Escrow Agreement).

2.	Summary of Significant Accounting Policies

Basis of Financial Statements and Principles of Consolidation

The accompanying unaudited financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and applicable rules and regulations of the Securities and Exchange Commission (“SEC”) regarding interim financial reporting. Certain information and note disclosures normally included in the financial statements prepared in accordance with GAAP have been condensed or omitted pursuant to such rules and regulations. As such, the accompanying interim condensed consolidated financial statements and these related notes should be read in conjunction with the Company’s consolidated financial statements and related notes as of December 31, 2020 and 2019, and for the years ended December 31, 2020, 2019, and 2018. The condensed consolidated balance sheet as of December 31, 2020 included herein was derived from the audited financial statements as of that date but does not include all disclosures including notes required by GAAP.

The condensed consolidated financial statements include all normal recurring adjustments that, in the opinion of management, are necessary to present fairly the results for the interim periods presented. Interim results are not necessarily indicative of the results for the full year ending December 31, 2021.

BUZZFEED, INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The condensed consolidated financial statements include the accounts of BuzzFeed, Inc., and its wholly-owned and majority-owned subsidiaries, and any variable interest entities for which the Company is the primary beneficiary. All intercompany balances and transactions have been eliminated in consolidation.

Certain prior year figures have been reclassified to conform to current period presentation.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported results of operations during the reporting period. Due to the use of estimates inherent in the financial reporting process actual results could differ from those estimates.

Key estimates and assumptions relate primarily to revenue recognition, valuation allowances for deferred income tax assets, allowance for doubtful accounts, fair values used for stock-based compensation, fair values of acquired intangible assets, and useful lives of long-lived assets.

Business Combinations

Acquisitions are accounted for in accordance with ASC Topic 805, Business Combinations (“ASC 805”). Accordingly, we make an initial allocation of the purchase price at the date of acquisition based upon our understanding of the fair value of the acquired assets and assumed liabilities. We obtain this information during due diligence and through other sources. In the months after closing, as we obtain additional information about these assets and liabilities, including through asset appraisals, we are able to refine estimates of fair value and more accurately allocate the purchase price. Only items identified as of the acquisition date are considered for subsequent adjustment to the purchase price allocation. We will make appropriate adjustments to the purchase price allocation prior to completion of the measurement period, as required.

Recently Adopted Accounting Pronouncements

On January 1, 2020, we adopted ASU 2018-13, Fair Value Measurement (Topic 820)—Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement, an accounting standard that improved the effectiveness of fair value measurement disclosures and modified the disclosure requirements on fair value measurements in Topic 820, Fair Value Measurement, based on the concepts in Financial Accounting Standards Board (“FASB”) Concepts Statement, Conceptual Framework for Financial Reporting—Chapter 8: Notes to Financial Statements, including the consideration of costs and benefits. The adoption of this ASU did not have material impact on the condensed consolidated financial statements.

On January 1, 2021, we adopted the amended guidance in ASU 2019-02, Improvements to Accounting for Costs of Films and License Agreements for Program Materials, which aligns the accounting for capitalizing production costs of episodic television series with the guidance for films. As a result, the capitalization of costs incurred to produce episodic television series is no longer limited to the amount of revenue contracted in the initial market until persuasive evidence of a secondary market exists. In addition, under this guidance we test our film costs for impairment on a title-by-title basis or together with other films and series as part of a group, based on the predominant monetization strategy of the film or series. Further, for film costs monetized in a film group, the guidance requires any change to the estimated life of the film or television series to be accounted for prospectively. The guidance eliminates existing balance sheet classification guidance and adds new disclosure requirements relating to costs for acquired and produced films and television series. The adoption of this guidance did not have a material impact on the condensed consolidated financial statements.

BUZZFEED, INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Accounting Pronouncements Not Yet Adopted

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which supersedes existing guidance on accounting for leases in Leases (Topic 840) and generally requires leased assets and lease liabilities to be recognized on the balance sheet. The ASU is effective for the Company for annual periods beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. Early adoption is permitted. The Company is currently assessing the impact of adopting ASU 2016-02 on the Company’s condensed consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326), which changes the impairment model for most financial assets, including accounts receivable, and replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. The guidance is effective for the Company for interim and annual periods beginning after December 15, 2022, with early adoption permitted. The Company is currently assessing the timing and impact of adopting ASU 2016-13 on the Company’s condensed consolidated financial statements.

In August 2018, the FASB issued ASU 2018-15, Intangibles – Goodwill and Other – Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract. ASU 2018-15 is effective for the Company for annual reporting periods beginning after December 15, 2020, and interim periods within annual periods beginning after December 15, 2021. Early adoption of this guidance is permitted and the amendments in this update should be applied either retrospectively or prospectively to all implementation costs incurred after the date of adoption. The Company plans to adopt this guidance for the year ending December 31, 2021 and is currently evaluating the impact of the adoption of this guidance on the condensed consolidated financial statements.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. The amendments in this ASU simplify the accounting for income taxes by removing certain exceptions to the general principles in Topic 740, Income Taxes. The amendments also improve consistent application and simplify GAAP for other areas of Topic 740 by clarifying and amending existing guidance. The guidance is effective for the Company for annual periods beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. Early adoption is permitted. The Company is currently assessing the timing and impact of adopting the new guidance on the Company’s condensed consolidated financial statements.

3.	Acquisition and Disposition

Acquisition of HuffPost and Verizon Investment

On February 16, 2021, the Company completed the acquisition of 100% of HuffPost (“HuffPost Acquisition”), a publisher of online news and media content, from entities controlled by Verizon Communications Inc. (“Verizon”). The Company issued 21,170,037 shares of non-voting BuzzFeed Class C common stock to an entity controlled by Verizon, of which 8,625,234 were in exchange for the acquisition of HuffPost and 12,544,803 were in exchange for a concurrent $35.0 million cash investment in the Company by Verizon, which was accounted for as a separate transaction.

The following table summarizes the fair value of consideration exchanged as a result of the HuffPost Acquisition (in thousands):

Fair value of common stock issued(1)	$24,064
Working capital adjustments	(490)
Total consideration	$23,574

(1) – represents 8,625,234 shares of BuzzFeed common stock issued at a value of $2.79 per share. The fair value per share was determined using Level 3 inputs using a combination of a market approach based on guideline public companies and an income approach based on estimated discounted cash flows.

BUZZFEED, INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes the preliminary determination of the fair value of identifiable assets acquired and liabilities assumed from our acquisition of HuffPost (in thousands). The purchase price allocation for the assets acquired and liabilities assumed may be subject to change as additional information is obtained during the acquisition measurement period.

Cash and cash equivalents	$5,513
Accounts receivable	3,383
Prepaid and other current assets	611
Deferred tax assets	116
Property and equipment	620
Intangible assets	19,500
Goodwill	5,927
Accounts payable	(1,410)
Accrued expenses and other current liabilities	(4,249)
Deferred tax liabilities	(4,251)
Other liabilities	(63)
Noncontrolling interests	(2,123)
Total consideration for HuffPost	$23,574

The fair values of the intangible assets were estimated using Level 3 inputs. The fair value of trademarks and trade names was determined using the relief from royalty method and the fair value of acquired technology was determined using the replacement cost approach. The useful lives of the acquired trademarks and trade names and acquired technology are 15 years and 3 years, respectively. The excess of purchase consideration over the fair value of net tangible and identifiable intangible assets acquired resulted in $5.9 million of goodwill, which is primarily attributed to workforce and synergies, and is not deductible for tax purposes.

The HuffPost Acquisition contributed $9.2 million and $19.1 million of revenue for the three and nine months ended September 30, 2021, respectively. The HuffPost Acquisition did not have a material impact on the Company’s net loss for the three and nine months ended September 30, 2021.

Disposition

In August 2021 the Company disposed of its 51% ownership interest in HuffingtonPost Italia S.R.L. (“HuffPost Italy”) for nominal consideration and recognized a loss on disposition of $0.6 million. HuffPost Italy did not have a material impact on the Company’s net loss for the three or nine months ended September 30, 2021.

BUZZFEED, INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

4.	Revenue Recognition

Disaggregated Revenue

The table below presents the Company’s revenue disaggregated based on the nature of its arrangements (in thousands). Management uses these categories of revenue to evaluate the performance of its businesses and to assess its financial results and forecasts.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Advertising	$50,240	$36,051	$136,693	$94,105
Content	26,483	27,476	70,261	74,947
Commerce	13,373	11,716	44,894	29,245
	$90,096	$75,243	$251,848	$198,297

The following table presents the Company’s revenue disaggregated by geography (in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Revenue:
United States	$79,074	$67,668	$224,854	$179,689
International	11,022	7,575	26,994	18,608
Total	$90,096	$75,243	$251,848	$198,297

Contract Balances

The timing of revenue recognition, billings and cash collections can result in billed accounts receivable, unbilled receivables (contract assets), and deferred revenues (contract liabilities). The payment terms and conditions within the Company’s contracts vary by the type, the substantial majority of which require that customers pay for their services on a monthly or quarterly basis, as the services are being provided. When the timing of revenue recognition differs from the timing of payments made by customers, the Company recognizes either unbilled revenue (its performance precedes the billing date) or deferred revenue (customer payment is received in advance of performance). In addition, we have determined our contracts generally do not include a significant financing component.

The Company’s contract assets are presented in Prepaid and other current assets on the accompanying condensed consolidated balance sheets and totaled $7.5 million and $2.8 million as of September 30, 2021 and December 31, 2020, respectively. These amounts relate to revenue recognized during the respective quarter that is expected to be invoiced and collected in the next twelve months.

The Company’s contract liabilities, which are recorded in Deferred revenue on the accompanying condensed consolidated balance sheets, are expected to be recognized as revenues during the succeeding twelve-month period. Deferred revenue totaled $1.5 million and $2.4 million at September 30, 2021 and December 31, 2020, respectively.

The amount of revenue recognized during the nine months ended September 30, 2021 that was included in the deferred revenue balance as of December 31, 2020 was $1.3 million.

Transaction Price Allocated to Remaining Performance Obligations

We have certain licensing contracts with minimum guarantees and terms extending beyond one year. The transaction price allocated to the remaining performance obligations on these contracts was $ 5.7 million at September 30, 2021 and is expected to be recognized over the next 3 years. This amount does not include: (i) contracts with an original expected duration of one year or less, such as advertising contracts, (ii) variable consideration in the form of sales-based royalties, and (iii) variable consideration allocated entirely to wholly unperformed performance obligations.

BUZZFEED, INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

5.	Fair Value Measurements

The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable, accrued expenses, deferred rent, deferred revenue, other current liabilities, and debt approximate fair value. Marketable securities and money market funds are categorized as Level 1.

The Company measures its cash equivalents at amortized cost, which approximates fair value. Money market funds categorized as Level 1 as of September 30, 2021 and December 31, 2020 are as follows (in thousands):

	September 30, 2021	December 31, 2020
Cash equivalents:
Money market funds	$24,461	$24,460
	$24,461	$24,460

6.	Property and Equipment, net

Property and equipment, net consisted of the following (in thousands):

	September 30, 2021	December 31, 2020
Leasehold improvements	$50,528	$49,074
Furniture and fixtures	8,281	8,027
Computer equipment	6,602	5,625
Video equipment	713	643
	66,124	63,369
Less: Accumulated Depreciation	(43,249)	(37,824)
	$22,875	$25,545

Depreciation totaled $5.6 million and $6.2 million for the nine months ended September 30, 2021 and 2020, respectively, included in Depreciation and amortization expense.

7.	Capitalized Software Costs, net

Capitalized software costs, net consisted of the following (in thousands):

	September 30, 2021	December 31, 2020
Website and internal-use software	$79,629	$72,574
Less: Accumulated Depreciation	(63,043)	(56,014)
	$16,586	$16,560

During the nine months ended September 30, 2021 and 2020, the Company capitalized $7.6 million and $8.0 million, respectively, included in Capitalized software costs and amortized $7.7 million and $7.4 million, respectively, included in Depreciation and amortization expense.

8.	Goodwill and Intangible Assets, net

The following table presents the goodwill activities for the periods presented (in thousands):

Balance as of December 31, 2020	$-
HuffPost Acquisition	5,927
Balance as of September 30, 2021	$5,927

BUZZFEED, INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The following table presents the detail of intangible assets for the periods presented (in thousands) and the weighted average remaining useful lives:

	Weighted- Average Remaining	September 30, 2021			December 31, 2020
	Useful Lives (in years)	Gross Carrying Value	Accumulated Amortization	Net Carrying Value	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
Acquired Technology	3 years	$5,500	$1,146	$4,354	$-	$-	$-
Trademarks and Trade Names	15 years	14,000	583	13,417	-	-	-
Trademarks and Trade Names	Indefinite	1,368	-	1,368	1,368	-	1,368
Total		$20,868	$1,729	$19,139	$1,368	$-	$1,368

Amortization expense associated with intangible assets for the nine months ended September 30, 2021 and 2020 was $1.7 million and nil, respectively, included in Depreciation and amortization expense.

Estimated future amortization expense as of September 30, 2021 is as follows (in thousands):

Remainder of 2021	$692
2022	2,767
2023	2,767
2024	1,163
2025	933
Thereafter	9,449
Total	$17,771

9.	Debt

On May 20, 2020, the Company entered into a two-year, $20.0 million, secured borrowing facility agreement (“Secured Facility”). Borrowings under the Secured Facility were limited to 80% of qualifying accounts receivable and bore interest at a rate of LIBOR plus 7.25% per annum, subject to a LIBOR floor rate of 1.5%. Repayment of borrowings under the Secured Facility was required upon the earlier of: (i) the collection of the qualified account receivable, (ii) the maturity date of May 21, 2022, or (iii) on demand with respect to any qualified account receivable that is disputed by the payor, for which the payor has become insolvent or has indicated an inability or unwillingness to pay, or that remains uncollected more than 120 days from the original invoice date. The Secured Facility was subject to a minimum monthly average utilization of $10.0 million. Borrowings under the Secured Facility were collateralized by the Company’s personal property (including accounts receivable but excluding intellectual property). The Secured Facility included covenants that, among other things, limited the ability of the Company to incur additional indebtedness. The Company terminated the Secured Facility on December 30, 2020.

On December 30, 2020, the Company entered into a new three-year, $50.0 million, revolving loan and standby letter of credit facility agreement (“Revolving Credit Facility”). The Revolving Credit Facility provides for the issuance of up to $15.5 million of standby letters of credit and aggregate borrowings under the Revolving Credit Facility are generally limited to 95% of qualifying investment grade accounts receivable and 90% of qualifying non-investment grade accounts receivable, subject to adjustment at the discretion of the lenders. The Revolving Credit Facility includes covenants that, among other things, require the Company to maintain at least $25.0 million of unrestricted cash at all times, limits the ability of the Company to incur additional indebtedness, pay dividends, hold unpermitted investments, or make material changes to the business. The Company was in compliance with the financial covenant as of September 30, 2021. The $15.5 million of standby letters of credit were issued during the three months ended March 31, 2021 in favor of certain of the Company’s landlords, which relieved the Company of the requirement to maintain $15.5 million of cash as collateral. As a result, the $15.5 million classified as restricted cash in the condensed consolidated balance sheets as of December 31, 2020 was classified as cash and cash equivalents as of September 30, 2021.

BUZZFEED, INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Borrowings under the Revolving Credit Facility bear interest at LIBOR, subject to a floor rate of 0.75%, plus a margin of 3.75% to 4.25%, depending on the level of the Company’s utilization of the facility (4.75% at September 30, 2021), and subject to a monthly minimum utilization of $15.0 million. The facility also includes an unused commitment fee of 0.375%.

As of September 30, 2021, the Company had outstanding borrowings of $19.5 million under the Revolving Credit Facility. The total unused borrowing capacity at as of September 30, 2021 was $11.5 million.

The Company had $0.4 million and $0.5 million of costs in connection with the issuance of debt included in Prepaid and other assets as of September 30, 2021 and December 31, 2020, respectively.

10.	Convertible Preferred Stock

As of September 30, 2021 and December 31, 2020
Series	Year Issued	Shares Authorized	Shares Issued and Outstanding	Issue Price	Liquidation Value
Series A	2008	3,500,000	3,500,000	$1.0000	$3,500,000
Series A-1	2008	3,800,515	3,800,515	$0.1579	600,101
Series B	2010	4,401,242	4,401,242	$1.8177	8,000,138
Series C	2011	5,024,637	5,024,637	$3.0848	15,500,000
Series D	2012	2,412,718	2,412,718	$8.0283	19,370,024
Series E	2014	1,605,982	1,605,982	$31.1336	50,000,001
Series F	2015	4,440,498	4,440,498	$45.0400	200,000,030
Series G	2016	4,440,498	4,440,498	$45.0400	200,000,030
		29,626,090	29,626,090		$496,970,324

There were no movements in the balances of convertible preferred stock during for the nine months ended September 30, 2021 and 2020.

11.	Redeemable Noncontrolling Interest

The table below presents the reconciliation of changes in redeemable noncontrolling interests (in thousands):

	2021	2020
Balance as of January 1	$848	$28
Allocation of net income for the three months ended March 31	60	383
Balance as of March 31	908	411
Merger of BuzzFeed Japan and HuffPost Japan	510	-
Allocation of net income for the three months ended June 30	85	323
Balance as of June 30	1,503	734
Allocation of net income for the three months ended September 30	67	62
Ending balance as of September 30	$1,570	$796

BUZZFEED, INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

12.	Stockholders’ Equity

Common Stock

In December 2020, the Company amended its Certificate of Incorporation to authorize the issuance of up to 25,000,000 shares of Class C common stock. Holders of Class C common stock are not entitled to vote, but otherwise have the same rights as holders of Class A and Class B common stock. In February 2021, in connection with the HuffPost Acquisition and concurrent $35.0 million investment by Verizon, the Company issued 21,170,037 shares of newly issued Class C common stock.

Stock Option Plan

A summary of the share activity under the Company’s stock option plan is presented below (in thousands, except per share amounts):

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Term	Aggregate Intrinsic Value
Balance as of December 31, 2020	32,127	$1.96	5.01	$19,248
Granted	2,028	2.79
Exercised	(798)	0.73
Forfeited	(7,738)	2.97
Expired	(1,603)	2.78
Balance as of September 30, 2021	24,016	$1.69	2.59	$25,699
Expected to vest at September 30, 2021	2,357	$2.74	9.35	-
Exercisable at September 30, 2021	24,016	$1.69	2.59	$25,699

As of September 30, 2021, the total share-based compensation costs not yet recognized related to unvested stock options was $2.6 million, which is expected to be recognized over the weighted-average remaining requisite service period of 3 years.

The Company currently uses authorized and unissued shares to satisfy share award exercises.

Restricted Stock Units

A summary of the restricted stock unit activity is presented below (in thousands, except per share amounts):

	Shares	Weighted Average Grant-Date Fair Value
Outstanding as of December 31, 2020	8,268	$2.61
Granted	9,260	2.81
Vested	-	-
Forfeited	(359)	2.70
Outstanding as of September 30, 2021	17,169	$2.71

As of September 30, 2021, there was approximately $46.6 million of unrecognized compensation costs related to restricted stock units.

BUZZFEED, INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

However, only a portion of the restricted stock units are expected to satisfy the liquidity condition upon completion of the Two-Step Merger due to different liquidity conditions that exist in our restricted stock units. The liquidity condition for 8,043,830 restricted stock units is satisfied upon the occurrence of a sale transaction (“Acquisition”) or the completion of an initial public offering. The Two-Step Merger will not result in the satisfaction of this liquidity condition as it does not meet the definition of an Acquisition per the award agreements. The liquidity condition for the remaining 9,124,000 restricted stock units is satisfied upon the occurrence of other events, including a merger or acquisition or other business combination transaction involving the Company and a publicly traded special purpose acquisition company or other similar entity. Accordingly, the Two-Step Merger will satisfy the liquidity condition for these restricted stock units. Upon closing of the Two-Step Merger, we expect to recognize approximately $13.5 million of incremental stock-based compensation expense associated with these restricted stock units, based on the number of restricted stock units outstanding and the requisite service period completed at September 30, 2021, and assuming no forfeitures prior to the closing of the Two-Step Merger. The actual incremental stock-based compensation expense that will be recorded upon closing of the Two-Step Merger will depend on the timing of closing and actual forfeitures.

Stock-Based Compensation Expense

The following table summarizes stock-based compensation cost included in the condensed consolidated statements of operations (in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Cost of revenue, excluding depreciation and amortization	$388	$54	$543	$61
Sales and marketing	37	28	98	31
General and administrative	59	221	160	872
Research and development	19	24	49	24
	$503	$327	$850	$988

The Company recognized no income tax benefit in the condensed consolidated statements of operations for stock-based compensation arrangements during the three and nine months ended September 30, 2021 and 2020.

13.	Earnings (Loss) Per Share

Earnings (loss) per share is computed using the two-class method. Basic earnings (loss) per share is computed using the weighted average number of shares of common stock outstanding for the period. Diluted earnings (loss) per share reflects the effect of the assumed exercise of stock options, the vesting of restricted stock units, and the conversion of convertible preferred stock only in the periods in which such effect would have been dilutive.

Undistributed earnings are allocated to convertible preferred stock and shares of Class A common stock, Class B common stock, and Class C common stock based on the contractual participation rights of each as if earnings for the year had been distributed. Holders of convertible preferred stock are entitled to noncumulative annual dividends at a rate of 8% of the applicable original issue price when, as and if declared by the Company’s board of directors and prior to and in preference of payment of dividends on the Company’s common stock. Thereafter, dividends are distributed among holders of Class A common stock, Class B common stock, Class C common stock, and convertible preferred stock on a proportionate basis, based on the number of shares of common stock that would be held by each holder if all shares of convertible preferred stock were converted to Class B common stock at the then effective conversion rate.

BUZZFEED, INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Holders of convertible preferred stock do not participate in losses and, accordingly, losses for the three and nine months ended September 30, 2021 and 2020 were allocated entirely to holders of Class A, Class B, and Class C common stock. For the three and nine months ended September 30, 2021 and 2020, net loss per share amounts were the same for Class A, Class B, and Class C common stock because the holders of each class are entitled to equal per share dividends.

The table below presents the computation of basic and diluted loss per share (in thousands, except for per share amounts):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Numerator:
Net loss	$(3,582)	$(2,130)	$(15,696)	$(21,141)
Net income attributable to the redeemable noncontrolling interest	67	62	212	768
Net income (loss) attributable to noncontrolling interests	137	-	(173)	-
Allocation of net loss to convertible preferred stock	-	-	-	-
Net loss attributable to holders of Class A, Class B, and Class C common stock	$(3,786)	$(2,192)	$(15,735)	$(21,909)
Denominator:
Weighted average common shares outstanding, basic and diluted	60,840	39,043	57,072	39,009
Net loss per common share, basic and diluted	$(0.06)	$(0.06)	$(0.28)	$(0.56)

BUZZFEED, INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The table below presents the details of securities that were excluded from the calculation of diluted loss per share as the effect would have been anti-dilutive (in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Stock options	24,016	33,396	24,016	33,396
Convertible preferred stock	29,626	29,626	29,626	29,626

Additionally, the calculation of diluted loss per share excluded 17,169 and 8,280 restricted stock units at September 30, 2021 and 2020, respectively, for which the related liquidity condition had not been met.

14.	Income Taxes

The Company’s tax provision or benefit from income taxes for interim periods is determined using an estimate of its annual effective tax rate, adjusted for discrete items, if any. Each quarter the Company updates its estimate of the annual effective tax rate and makes a year-to-date adjustment to the provision.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Income tax benefit	(353)	(12)	(5,011)	(797)
Effective tax rate	9.0%	0.6%	24.2%	3.6%

For the three months ended September 30, 2021 and 2020, the Company’s effective tax rate differed from the U.S. federal statutory income tax rates of 21% primarily due to a valuation allowance against net deferred tax assets that were not realizable on a more-likely-than-not basis and the discrete tax benefits.

The Company’s income tax benefit for the nine months ended September 30, 2021 includes a discrete income tax benefit of $4.3 million related to the release of a portion of the Company’s previously established valuation allowance to offset deferred tax liabilities arising from the HuffPost Acquisition and finalization of state tax filings during the quarter ended September 30, 2021.

For the nine months ended September 30, 2021 and 2020, the Company’s effective tax rate differed from the U.S. federal statutory income tax rates of 21% primarily due to a valuation allowance against net deferred tax assets that were not realizable on a more-likely-than-not basis and the discrete tax benefits.

As of September 30, 2021, the Company had no uncertain tax positions.

15.	Restructuring Costs

On March 9, 2021, the Company announced a restructuring of HuffPost, including employee terminations, in order to efficiently integrate the HuffPost Acquisition and establish an efficient cost structure. The Company incurred approximately $3.6 million in severance costs related to the restructuring, of which $3.2 million were included in cost of revenue, excluding depreciation and amortization, $0.3 million were included in sales and marketing, and $0.1 million were included in research and development. No severance costs remained unpaid as of September 30, 2021.

BUZZFEED, INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

16.	Commitments and Contingencies

Commitments

The Company leases office space under non-cancelable operating leases with various expiration dates through 2029. The Company’s lease agreements generally do not contain any material residual value guarantees or material restrictive covenants. Certain of the Company’s lease agreements include escalating lease payments. Additionally, certain lease agreements contain renewal provisions and other provisions which require the Company to pay taxes, insurance, or maintenance costs.

The Company subleases certain leased office space to third parties when it determines there is excess leased capacity. Sublease rent income is recognized as an offset to rent expense on a straight-line basis over the lease term. In addition to sublease rent, other costs such as common-area maintenance, utilities, and real estate taxes are charged to subtenants over the duration of the lease for their proportionate share of these costs.

Guarantees

In September 2018, at the time of its equity investment in a private company, the Company agreed to guarantee the lease of the investee’s premises in New York. In October 2020, the investee renewed its lease agreement, and the Company’s prior guarantee was replaced with a new guarantee of up to $5.4 million. The amount of the guarantee is reduced as the investee makes payments under the lease. As of September 30, 2021, the maximum amount of the guarantee was $3.1 million, and no liability was recognized with respect to the guarantee.

In the ordinary course of business, the Company both provides and receives indemnities which are intended to allocate certain risks associated with business transactions. Similarly, the Company may remain contingently liable for various obligations of a business that has been divested in the event that a third party does not fulfill its obligations under an indemnification obligation. The Company records a liability for indemnification obligations and other contingent liabilities when probable and reasonably estimable.

Legal Matters

The Company is party to various lawsuits and claims in the ordinary course of business. Although the outcome of such matters cannot be predicted with certainty and the impact that the final resolution of such matters will ultimately have on the Company’s condensed consolidated financial statements is not known, we do not believe that the resolution of these matters will have a material adverse effect on the Company’s future results of operations or cash flows.

The Company settled or resolved certain legal matters during the nine months ended September 30, 2021 and 2020, that did not individually or in the aggregate have a material impact on the Company’s business or its consolidated financial position, results of operations or cash flows.

17.	Cash and Cash Equivalents and Restricted Cash

The following table summarizes cash and cash equivalent and restricted cash in the condensed consolidated balance sheets (in thousands):

	September 30, 2021	December 31, 2020
Cash and cash equivalents	$145,597	$90,626
Restricted	-	15,500
	$145,597	$106,126

BUZZFEED, INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

18.	Related Party Transactions

Starting in 2018, the Company entered into certain partnership agreements with NBCU, an investor. The Company recognized revenue from NBCU of $0.8 million and $1.3 million for the three and nine months ended September 30, 2021, respectively, as compared to $0.7 million and $2.5 million for the three and nine months ended September 30, 2020, respectively. The Company recognized expenses under contractual obligations from NBCU of $0.3 million and $0.7 million for the three and nine months ended September 30, 2021, respectively, compared to $nil and $0.1 million for the three and nine months ended September 30, 2020, respectively. The Company had outstanding balances payable to NBCU of $0.1 million and $nil as of September 30, 2021 and December 31, 2020, respectively and no outstanding balances receivable from NBCU as of September 30, 2021 or December 31, 2020.

In September 2018, the Company invested $1.8 million in the equity of a private company. At the time of investment, an executive of BuzzFeed was the controlling shareholder of the investee. Effective August 26, 2019 the Company and the former executive entered into a consultancy arrangement whereby the Company engaged the former executive to provide advice and counsel. The agreement expired on March 31, 2020. The Company earned revenue under an agreement with the investee of $0.1 million and $0.5 million for the three and nine months ended September 30, 2021 compared to $1.0 million and $2.3 million for the three and nine months ended September 30, 2020. The Company had outstanding receivable balances of $0.9 million and $0.9 million from the investee as of September 30, 2021 and December 31, 2020, respectively. Additionally, the Company has guaranteed a lease of the investee. Refer to Note 16 for further details.

19.	Subsequent Events

In October 2021, the Company completed the disposition of HuffingtonPostKorea, Ltd. (HuffPost Korea). The Company expects to record a loss on disposition which will be included in Loss on disposition of subsidiary in the Consolidated Statement of Operations. HuffPost Korea did not contribute materially to our revenue or net loss for the three or nine months ended September 30, 2021.

Unless otherwise disclosed, there were no material subsequent events through November 19, 2021, the date the condensed consolidated financial statements were available to be issued, which have not already been reflected or disclosed in the condensed consolidated financial statements.